May 23, 2012

Via EDGAR

Kathryn McHale
Senior Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	MidSouth Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
File No. 001-11826

Dear Ms. McHale:

This letter is being submitted by MidSouth Bancorp, Inc. (the “Company”) in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 9, 2012, with respect to the above referenced report, filed by the Company.  The Company has also filed today, an amendment to its Form 10-K for the Fiscal Year Ended December 31, 2011 (the “Form 10-K/A”) that reflects certain information indicated in the responses provided below.

For your convenience, we have restated and responded to each of your comments below.  After you have reviewed this response, please let us know if you require any additional information.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors

1.
We note the unusually high level of acquisition activity you experienced in 2011; however the risk factor on page 18 addresses only generic risk. In future filings, please disclose the specific risks you face by engaging in each acquisition.

Response:

In connection with any future acquisitions that we deem to be material, we will disclose in future filings the specific risks we face by engaging in such acquisitions.

As further discussed in the response to Comment No. 2 below, although the number of acquisitions we completed in 2011 was higher than our historical experience, we did not deem any of the acquisitions that took place in 2011 on an individual basis to be material transactions that would warrant specific risk factor disclosure.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Acquisition Activity during 2011, page 30

2.
In future filings, please include more specific disclosure with regard to each acquisition in which you engage, including the price paid, strategic reasons for the acquisition, and, if applicable, any agreement with regulatory agencies in connection with the purchase of assets.

Response:

With respect to any future acquisitions, if we conclude that any such acquisition is material, we will include more specific disclosure, including the price paid, strategic reasons for the acquisition, and, if applicable, any agreement with regulatory agencies in connection with the purchase of assets.

We did not deem any of the acquisitions that took place in 2011 to be material transactions on an individual basis that would warrant additional disclosure. The following is a brief summary providing information regarding the size of each of the transactions.

1. Jefferson Bank.  On July 29, 2011, our subsidiary MidSouth Bank, N.A. (the “Bank”), acquired five Jefferson Bank branches in the Dallas-Fort Worth market from First Bank and Trust Company of Lubbock, Texas.  The total purchase price paid by the Bank, after netting out the assets acquired with the liabilities assumed, was only approximately $10.4 million ($7.4 million deposit premium, plus $3.6 million for fixed assets, less a $0.6 million loan discount).

2. First Louisiana National Bank.  On December 1, 2011, the Bank acquired substantially all of the assets and liabilities of First Louisiana National Bank (“FLNB”) that operated three branch offices located in Breaux Bridge, Lafayette and St. Martinville, Louisiana.  The total purchase price paid by the Bank for the FLNB transaction was $11.5 million in cash and 725,000 shares of our common stock which at the time were valued at approximately $8.8 million using the closing price on the NYSE Amex on December 1, 2011 of $12.19 per share.  The aggregate purchase price of approximately $20.3 million represents less than 2% of the Bank’s total assets at the time.

3. Beacon Federal, Tyler, Texas Branch.    On December 2, 2011, the Bank acquired the Tyler, Texas branch of Beacon Federal.  The total purchase price paid by the Bank, after netting out the assets acquired with the liabilities assumed, was approximately $3.2 million ($2.9 million deposit premium, plus $0.5 million for fixed assets, less a $0.2 million loan discount).

We also note that none of the acquisitions individually or collectively constituted a significant acquisition pursuant to the calculations set forth in Rule 3-05 of Regulation S-X.  Other than customary regulatory approvals, no agreements were entered into with any regulatory agency for any of the transactions.  Notwithstanding the fact that none of the three transactions were material, given that, collectively, the acquisitions had an impact on our results, we believed that the limited disclosure included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Form 10-K was necessary for a better understanding of our results by investors.

Repayment of TARP and Participation in SBLF, page 31

3.
In future filings, please provide a more robust discussion about your participation in SBLF including the conditions that contribute to a rise and fall in the dividend rate. In addition, we note that you have disclosed the dividend rate will be between 1% and 5%; however you have not disclosed that the rate may increase to 7% if lending does not increase and ultimately 9% if the loan remains outstanding after 5 years. Disclose plans you have to increase small business lending, if any. Please provide proposed disclosure to the staff.

Response:

In our Form 10-Q for the period ended March 31, 2012, which was filed on May 10, 2012, we included the following additional disclosure regarding our participation in the SBLF:

“The dividend rate on the Series B Preferred Stock at March 31, 2012 was 5% per annum.   For future quarters through the ninth calendar quarter, the dividend rate may be adjusted to between 1% per annum and 5% per annum to reflect changes to the Bank’s level of “Qualified Small Business Lending” or “QBSL”. If the level of the Bank’s qualified small business loans declines so that the percentage increase in QBSL as compared to the baseline level of QSBL is less than 10%, then the dividend rate payable on the Series B Preferred Stock would increase.  For the tenth calendar quarter through four and one half years after issuance, the dividend rate will be fixed at between 1% and 7% based upon the increase in QBSL as of the ninth calendar quarter as compared to the baseline. After four and one half years from issuance, the dividend rate will increase to 9% per annum.”

In future filings, we will add disclosure stating that we are currently in the process of attempting to increase small business lending through training and communications with management and lenders on the types of loans that qualify for SBLF and have placed an emphasis on these types of loans.  We have also developed marketing programs that promote small business lending in our markets.

Item 8. Financial Statements and Supplementary Data, page 49

Note 2 – Acquisition Activity, page 61

4.
We note you completed the acquisitions of three different entities during the year ending December 31, 2011. We note various disclosures in accordance with ASC 805; however, we could not locate the disclosures required by ASC 805-10-50-2 h. Please provide us with this information and revise future filings accordingly. Alternatively, please tell us why you do not believe this disclosure information is required.

Response:

With respect to any future acquisitions, if we conclude that any such acquisition is material, we will include the disclosures required by ASC 805-10-50-2h.

Disclosures required by ASC 805-10-50-2h were not included in Note 2 – Acquisition Activity, as none of the business combinations disclosed were deemed to be material on an individual or aggregate basis.  FASB’s Accounting Standard Update No. 2010-29 (December 2010) to ASC 805 included a statement to the effect that any public entity that enters into business combinations that are material on an individual or aggregate basis are affected by the Update.

Note 14 – Employee Stock Plans, page 80

5.
We note your disclosure stating that you use the Black-Scholes model to determine the fair value of your options granted. We further note your disclosure stating: “The risk free rate of interest is based on the yield of a U.S. Treasury security with a similar term. The expected volatility is based on historic volatility over a term similar to the expected life of the options. The dividend yield is based on the current yield at the date of grant.” We believe you should provide disclosure with more precise information on the significant assumptions used. For example, we believe you should disclose the actual expected volatility percentage applied, rather than solely stating it is based on historic volatility. Please revise future filings and provide us with your proposed disclosures, in accordance with ASC 718-10-50-f.2.

Response:

We will include disclosures as required by ASC 718-10-50-f.2. in future filings should the Company grant additional stock options.

In past filings we included the expected volatility percentage applied, the risk free rate of interest and the current dividend yield in connection with determining the fair value of granted stock options through the Black-Scholes model.  Beginning with the Form 10-K for the Fiscal Year Ended December 31, 2010, we deemed this specific information immaterial to the footnote, as the last options granted by the Company were granted in 2006.  Additionally, the number of shares remaining under option grants totaled 53,918 or less than 1% of shares outstanding as of December 31, 2010.

Note 19- Fair Value Measurements and Disclosures, page 84

Assets Recorded at Fair Value, page 86

6.
We note your disclosure stating that impaired loans and other real estate owned use Level 2 inputs to determine their fair value. Please note that due to the fact the appraisal process tends to be very assumption driven with comparatives, expectations on cash flows, and other factors, we believe that even though an appraisal is current and performed by an independent third party, it still would not appear to meet the Level 2 reporting for fair value. Please tell us why you believe the fair value of impaired loans that are measured using current appraisals are not all considered to use Level 3 inputs.

Response:

We have given much consideration to the appropriate fair value Level 2 or Level 3 designation for impaired loans and Other Real Estate (“ORE”).  It is our opinion that current appraisals are based on and corroborated by “observable market data” and reflect quoted prices for similar assets in the market, which are conditions for Level 2 valuation.  Although some companies routinely make adjustments in the appraisal process for differences between comparable sales and income data available, which would qualify as Level 3 valuation, this has not been our experience.  Furthermore, we maintain that appraisals used to value our impaired loans and ORE have not been subject to significant unobservable inputs or adjustments, as our markets have experienced less volatility in real estate values as compared to most regions of the country.  With the absence of “bright-line” guidance regarding Level 2 and Level 3 designations, we will continue to evaluate the appropriate classification for impaired loans and ORE in future filings.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

7.
We note the disclosure on page 19 that base salary is reflective of each officer’s individual performance. Please tell us, and disclose in future filings, what elements of individual performance were taken into account in determining base salary. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Response:

In connection with establishing base salary, the Compensation Committee of the Board of Directors considers the abilities, qualifications, accomplishments, and prior work experience of each named executive officer when determining the final recommendation to the Board.  For 2011, the Committee considered the following factors in setting the base salaries:

C.R. Cloutier
•	Mr. Cloutier has been with the Bank since it opened in 1984 and has over 45 years of experience in the banking industry.
•	Mr. Cloutier had been successful with an underwritten public offering that increased the Company’s market capital in 2010, allowing the Company to be included in the Russell 3000.
•	Mr. Cloutier significantly managed the expansion of the Company’s franchise.

Gerald G. “Jerry” Reaux, Jr.
•	Prior to joining the Bank in 2011, Mr. Reaux had served as Chief Executive Officer and Vice Chairman of another Louisiana bank holding company.
•	Mr. Reaux has over 28 years of experience in the banking industry.
•	As Chief Operating Officer of the Company and the Bank, Mr. Reaux oversees the finance and accounting, credit, information technology and human resources functions.
•	Additionally, in his role as Chief Operating Officer, Mr. Reaux plays an important role in the Company’s acquisition activity, which was an area of growth that the Company focused on for 2011.

Troy M. Cloutier
•	Mr. Cloutier was promoted to Chief Banking Officer and Senior Executive Vice President of the Bank and oversees all lending, retail banking and marketing functions.
•	In his role as Chief Banking Officer, Mr. Cloutier also plays an important role in the Company’s acquisition activity, which was an area of growth that the Company focused on for 2011.
•	Mr. Cloutier managed the Company’s move into the Dallas-Fort Worth market in conjunction with an acquisition in the third quarter of 2011.

James R. McLemore
•	Mr. McLemore brought to the Company significant experience as Chief Financial Officer of a publicly traded bank holding company.
•	Mr. McLemore directed the Information Technology division of the Company during 2011 while the search for a Director of Information Technology was conducted.
•	Mr. McLemore directed efforts to improve the efficiency ratio of the Bank.

John R. Nichols
•	As Chief Credit Officer, Mr. Nichols is responsible for credit risk management, including credit underwriting and loan operations for the Bank.
•	Mr. Nichols directs all specialty loan products for the Bank.
•	Mr. Nichols’ direction of the credit underwriting processes improved the asset quality of the loan portfolio in 2011.

We will include such disclosures in future filings.

Executive Compensation, page 29

Summary Compensation Table

8.
Please tell us, and disclose in future filings by footnote, the assumptions made in the valuation of the Stock Awards by reference to a discussion of those assumptions in the Company’s financial statements, footnotes to the financial statements or in Management’s Discussion and Analysis. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Response:

In future filings we will include a footnote providing the following regarding the valuation of restricted stock awards reflected in the Stock Awards column:

“Consists of shares of restricted stock granted at fair value ($12.77 per share, which was equal to the market value of the Company’s common stock on the grant date) on a discretionary, one-time basis during 2010.”

Item 15. Exhibits

9.	Please amend your 10-K to include the following exhibits:

•	Material agreements related to the three acquisitions completed by the Bank in 2011; and

•	2011 Annual Incentive Compensation Plan.

Response:

As discussed in detail above in response to Comment No. 2, we do not believe that any of the acquisitions completed in 2011 were material to the Company.  Therefore, we respectfully submit that, pursuant to Item 601 of Regulation S-K, we are not required to file the agreements with respect to the acquisitions as exhibits to the Form 10-K.

The 2011 Annual Incentive Compensation Plan was never reduced to a formal written document.  Therefore, we have filed a description of the 2011 Annual Incentive Plan as Exhibit 10.10 to the Form 10-K/A.

10.
We note that the certifications pursuant to Section 906 of the Sarbanes-Oxley Act are not dated. Please amend the Form 10-K and include dated certifications. Confirm that future certifications will be dated.

Response:

The dated certifications pursuant to Section 906 of the Sarbanes-Oxley Act have been filed with the Form 10-K/A and we confirm that future certifications will be dated.

******

In addition to the responses above, the Company also acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is fully responsive to your letter.  If there is any additional information you would like or if you have additional questions, please let us know.

                      Sincerely yours,

                      MidSouth Bancorp, Inc.

                      /s/ James R. McLemore

                      James R. McLemore
                      Chief Financial Officer